UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
August 9, 2024
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Commission File Number: 001-38863
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Jumia Technologies AG
(Translation of registrant’s name into English)
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Skalitzer Straße 104
10997 Berlin, Germany
+49 (30) 398 20 34 54
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐

On August 6, 2024, Jumia filed a prospectus supplement with the Securities and Exchange Commission for the sale of 20,227,736 ADSs through an “at the market” offering with RBC Capital Markets, LLC and Berenberg Capital Markets LLC as Jumia’s agents.
Pernod Ricard SA (“Pernod-Ricard”), through one of its subsidiaries, has purchased 1,271,335 ADSs of the offering. Pernod-Ricard has been a shareholder and strategic partner of the Company since 2019.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jumia Technologies AG

By	/s/ Francis Dufay
Name:	Francis Dufay
Title:	Chief Executive Officer and Member of the Management Board

Jumia Technologies AG

By	/s/ Antoine Maillet-Mezeray
Name:	Antoine Maillet-Mezeray
Title:	Executive Vice President, Finance & Operations and Member of the Management Board
Date: August 9, 2024